Exhibit 99.1

Hailiang Education Group Inc. Acquires Jinhua Hailiang Foreign Language School

HANGZHOU, China, September 18, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management services provider of primary, middle, and high schools in the PRC, today announced that the Company has signed a sponsorship transfer agreement (the “Agreement”) with its affiliate Hailiang Education Investment Group Co., Ltd. (“Hailiang Investment”) on July 15, 2020 to acquire Jinhua Hailiang Foreign Language School ("JHFL") for a total consideration of RMB 34 million from Hailiang Investment. After obtaining the relevant administrative approval on September 16, 2020, Hailiang Education completed all the required process to obtain the sponsorship of JHFL from Hailiang Investment. Prior to this transaction, Hailiang Education provided operation management services to JHFL.

Located in Jindong District, Jinhua City, Zhejiang Province, China, JHFL is a private non-profit school sponsored by Hailiang Investment in 2018 and comprises primary and middle schools, which can accommodate up to 1,000 students. JHFL’s current curriculum system is in line with other independent schools of Hailiang Education, and its curriculum is based on the national basic education curriculum and integrates international bilingual education curriculum resources. JHFL also provides students with quality courses in various subjects for national academic contests. This curriculum system is conducive to the domestic and foreign education dual-track development of JHFL’s students. Currently, JHFL is operating well. Prior to the signing of the Agreement, Hailiang Education had been managing and operating JHFL and, therefore, is very familiar with the school including enrollment, teaching and management. The acquisition will not affect JHFL’s regular operation.

Mr. Junwei Chen, Chairman and Chief Executive Officer of Hailiang Education, remarked, “This acquisition added one new school to our network of schools, increasing the number of affiliated schools under our operation to 13. Based on the current development, the Company expects that JHFL will reach full capacity in student enrollment by fiscal year ending June 2022. JHFL was established in 2018, and was previously sponsored by Hailiang Investment, our affiliate. This transaction remarked the first transaction that Hailiang Education acquired sponsorship from our affiliate companies. Going forward, we will continue to acquire sponsorship of relatively mature schools from our affiliate companies and enlarge our affiliate school network. This acquisition will facilitate the promotion of Hailiang Education's K-9 international education project in the local area, with promising prospects.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com